Exhibit 10.5

NorthStar Asset Management Group, Inc.

June 2, 2016

Albert Tylis

c/o NorthStar Asset Management Group Inc.

399 Park Avenue, 18th Floor

New York, NY  10022

Dear Al:

Reference is made to the transactions contemplated by that certain Agreement and Plans of Merger by and among NorthStar Asset Management Group, Inc. (“NSAM”), Colony Capital, Inc. (“Colony”), NorthStar Realty Finance Corp. (“NRF”), New Polaris, Inc. (“New Polaris”)  and other signatories thereto (the “Merger Agreement”), to be executed concurrently with this letter agreement, pursuant to which the parties to the Merger Agreement and certain of their subsidiaries will combine in multiple steps and New Polaris will be the surviving parent company (the “Combination”).  The parties acknowledge that in the event that the Combination is not consummated or the Merger Agreement is terminated by its terms, this letter agreement will become null and void ab initio and of no further force and effect and your Amended and Restated Executive Employment Agreement, by and between you and NSAM, dated as of August 5, 2015 (the “Employment Agreement”) will continue to govern the terms of your employment on the presently existing terms.

Following the Closing Date (as defined in the Merger Agreement), you will provide transition services reasonably assigned to you by New Polaris or a subsidiary or affiliate thereof relating to your prior role at NSAM on a short term basis for up to one year following the Closing Date and while you are providing such services you will report to the Executive Vice Chairman of New Polaris, you will receive an annual base salary equal to $1.00, you will no longer be eligible for an Annual Cash Bonus (as defined in the Employment Agreement), and you will not be eligible to receive a bonus for 2017.  In connection with these agreed upon changes to your roles, duties, responsibilities, reporting obligations and compensation following the Closing Date and in consideration for the benefits set forth below, you agree that, as of and effective upon the Closing (as defined in the Merger Agreement), you waive any and all rights to resign from New Polaris (or any subsidiary, affiliate or successor entity of New Polaris) for Good Reason (as defined in the Employment Agreement) or otherwise claim breach of the Employment Agreement or any other agreement solely as a result of any changes to your compensation, benefits, duties, responsibilities or reporting obligations relating to the Combination as described in this letter agreement.  Prior to the Closing Date, your Employment Agreement will remain in full force and effect as presently exists without any amendment pursuant to this letter agreement.  For the avoidance of doubt, you shall retain the Good Reason protections set forth in the Employment Agreement based on your post-Closing Date employment (e.g., your position, duties and reporting set forth in this letter agreement shall be substituted for the title references in Section 4(d)(i) of the Employment Agreement and the duties, title(s), position(s), status, reporting relationship, authority and responsibilities references in Section 4(d)(ii) of the Employment Agreement, the compensation terms set forth in this letter agreement shall be substituted for any references to “Base Salary” or other compensation set forth in Section 4(d)(iii) of the Employment Agreement and the references to locations set forth in this letter agreement shall be substituted for any references to locations in Section 4(d)(iv) of the Employment Agreement and any material breach of this letter agreement by New Polaris or its affiliates shall constitute Good Reason); provided, however, that none of the changes to your employment arrangements expressly contemplated by the waivers or other terms or arrangements of this letter agreement shall constitute Good Reason and your only entitlements upon a termination by you with Good Reason following the Closing Date (as defined in the Employment Agreement after taking into account the waiver set forth above) shall be as provided for in this letter agreement.

In consideration for the foregoing and other good and valuable consideration, including the benefits described below, you agree that, as of the Closing Date, you waive your right to any severance payments (including any and all rights to a prorated annual bonus with respect to 2017 upon the Closing) and benefits and any other consideration pursuant to Section 6 of the Employment Agreement (other than as provided in this letter agreement) and any other severance amounts that you may be eligible for under any other presently existing plans or arrangements with NSAM or NRF or any of their respective subsidiaries or affiliates; provided, however, that if New Polaris terminates your employment without Cause (as defined in the Employment Agreement) or your employment terminates with Good Reason (which, solely for purposes of this proviso, shall be as amended above, but shall also include any termination by you of your employment on or after the first anniversary of the Closing Date) following the Closing Date you will receive a payment equal to one week of base salary if you hold any performance-based equity awards that are payable in shares of NorthStar Realty Europe Corp. (“NRE”) as of the date of such termination.  Similarly, each of such entities and New Polaris agree that no compensation paid to you shall be subject to disgorgement in the absence of your fraud or willful misconduct or as otherwise required by applicable law or any NSAM plan or policy in effect on the date hereof.  Subject to your continued employment with NSAM or one of its subsidiaries through the Closing and in replacement of the severance payments and benefits that you would have otherwise become eligible to receive pursuant to Section 6 of the Employment Agreement and any other severance you may otherwise be eligible to receive from NSAM or NRF or any of their respective subsidiaries or affiliates, subject to the Closing, New Polaris will grant to you, as soon as practicable following the Closing Date (and in any event within 15 days following the Closing Date), restricted stock units (“RSUs”) with respect to the number of shares of New Polaris Class A common stock (“Shares”), determined pursuant to the last sentence of this paragraph (the “Replacement Award”) and the parties hereto agree that the grant of such RSUs is intended to be exempt for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).  Notwithstanding the foregoing, you may elect to have the Replacement Award granted in the form of restricted Shares rather than RSUs, provided that you make such election in writing on or before the Closing Date and deliver such election to the General Counsel of New Polaris.  The Replacement Award will vest (and, if granted in the form of RSUs, settle in Shares) on the first anniversary of the Closing Date and such Shares shall be registered and freely tradeable, subject to your continued employment with New Polaris or one of its subsidiaries through the Vesting Date (as defined below); provided, however that if your employment is terminated prior to the Vesting Date (including a termination prior to the grant of the Replacement Award) by New Polaris without Cause or you resign with

Good Reason (as defined in the Employment Agreement after taking into account the waiver set forth above), or if your employment terminates as a result of your death or Disability (as defined in the Employment Agreement), your Replacement Award will immediately vest (the date that the Replacement Award vests in accordance with this sentence, (the “Vesting Date”)). For the avoidance of doubt, in respect of your Replacement Award you shall be permitted to elect net share withholding in order to satisfy any applicable withholding requirements. Furthermore it is agreed that you shall not be terminated for Cause other than pursuant to a resolution adopted by not less than ¾ of the board of directors of New Polaris (excluding you, if applicable) after you have been given the reasonable opportunity to be heard by the board of directors with your counsel present if you so elect.  For so long as the Replacement Award remains outstanding, you will be entitled to receive any dividends (or, if the Replacement Award is granted in the form of RSUs, dividend equivalent payments in the same amount as you would have if you held the number of Shares underlying the Replacement Award) declared and paid after the Closing Date, with such dividends or dividend equivalent amounts to be paid at the same time as such dividends are paid to the stockholders of New Polaris.  For the avoidance of doubt, to the extent that any dividends are declared and paid following the Closing Date with respect to Shares prior to the grant of the Replacement Award, you will also receive payment of such dividends as if the Replacement Award had been granted and outstanding on such date.  The number of Shares subject to the Replacement Award will be determined by dividing (i) $29,930,569 by (ii) the volume weighted average price of a Share over the first five trading days immediately following the Closing Date.

Furthermore, the parties agree that, in connection with the Closing, all of your performance-based equity awards with a performance period ending in 2017 or thereafter granted (or to be granted pursuant to the 2016 Bonus Award Notice (as defined below) or, if applicable, an alternative bonus award provided pursuant to Section 4 of the 2016 Bonus Award Notice) by (i) NSAM, (ii) NRF or (iii) NRE pursuant to its obligations under the Asset Management Agreement, dated as of October 31, 2015, between NRE and a subsidiary of NSAM and in connection with awards issued by NRF prior to the NRE spin-off (with each such grant set forth on Annex A hereto) (the “Performance Awards”) will be amended effective as of immediately prior to Closing to provide that the number of shares subject to the Performance Awards (whether NSAM shares, NRF shares or NRE shares) that would otherwise vest and/or be issuable upon the Closing will be the number of shares of NSAM, NRF and NRE, as applicable, set forth on Annex A beside the applicable Performance Award, and all other Performance Awards granted to you shall be forfeited.  For the avoidance of doubt, there shall be no payment of accumulated dividend amounts relating to the portion of any Performance Award that is forfeited pursuant to the preceding sentence, and such dividend equivalent amounts shall be immediately forfeited for no consideration, and accumulated dividend amounts on that portion of the Performance Awards that vest and are not forfeited shall be paid to you as soon as practicable following the Closing Date.  Notwithstanding anything to the contrary set forth above, the number of shares of NSAM common stock and NRF common stock relating to equity awards to be issued as Long-Term Bonus (as defined in the 2016 Plan Year Bonus Award Notice under the NSAM Executive Incentive Bonus Plan dated March 23, 2016 (the “2016 Bonus Award Notice”)), including the Performance Awards and the time-based equity awards to be granted prior to the Closing Date relating to 2016 (based on the Long-Term Bonus Pool (as defined in the 2016 Bonus Award Notice)) shall be (i) 1,520,000 shares of NSAM common stock and (ii)

1,064,300 shares of NRF common stock (in each case, in the aggregate), with such number of shares calculated based on the projections relating to 2016 performance as estimated by NSAM and provided to the Special Committee of NSAM’s Board of Directors prior to the date hereof and the applicable per share closing prices for NSAM and NRF common stock on May 27, 2016, and not based on NSAM’s actual performance through the end of the applicable performance period.  For the avoidance of doubt, the foregoing sentence shall not impact the obligation to issue shares of NRE common stock to you as Long-Term Bonus pursuant to the 2016 Bonus Awards Notice in accordance with its terms.  Additionally, your annual cash bonus with respect to 2016 shall be paid in accordance with Section 6.11(c) of the Merger Agreement and such annual cash bonus shall be calculated assuming a Cash Bonus Pool (as defined in the 2016 Bonus Award Notice) equal to $30,292,804, which is calculated based on the projections relating to 2016 performance as estimated by NSAM and provided to the Special Committee of NSAM’s Board of Directors prior to the date hereof and not based on NSAM’s actual performance through the end of the applicable performance period.  For the avoidance of doubt, your time-based equity awards in NSAM, NRF and NRE shall vest in accordance with their existing terms, including any accelerated vesting on a Change of Control, NSAM Change of Control or NRF Change of Control and, to the extent permitted by the applicable equity plan, you shall be permitted to elect net share withholding in order to satisfy any applicable withholding requirements.  For the avoidance of doubt, from and after the Closing Date, you shall continue to be eligible to vest, in accordance with their terms, in your outstanding performance-based equity awards payable in NRE shares granted in connection with the spin-off of NRE that do not accelerate and are not forfeited in connection with the Combination.

The parties agree that, subject to your continued employment with NSAM or one of its subsidiaries through the Closing Date, from and after the Closing Date, New Polaris will continue the Employment Agreement and the Employment Agreement and all of its terms will continue to be in full force and effect, subject to your waiver and the amendment of Sections 2(b), 2(c), 2(d), 3(a), 4(d) and 6 (excluding Section 6(d)) of the Employment Agreement; the parties also agree that the one year non-compete period set forth in Section 7(b) of the Employment Agreement shall apply to you following any termination of your employment but, for purposes of a termination by New Polaris without Cause or by you with Good Reason (as defined in the Employment Agreement after taking into account the waiver set forth above), such period shall commence on the Closing Date and continue until the 12 month anniversary of the Closing Date.  For avoidance of doubt, from and after the Closing Date, Sections 2(a), 2(b), 2(c), 2(d), 3(a), 6(a), 6(b) and 6(c) of the Employment Agreement will be deleted and of no further force and effect.

As described in Section 6(d)(iii) of the Employment Agreement, you will be provided with detailed calculations with respect to any excise tax imposed pursuant to Section 280G of the Code in connection with the Combination and you and NSAM agree to coordinate on efforts to mitigate the effects of Section 280G of the Code.  You will have an opportunity to review and comment on such calculations before such calculations are finalized and the valuation of the non-competition obligations for purposes of such calculations shall be performed in a manner substantially consistent with the preliminary valuation performed by Appraisal Economics, Inc. in connection with the Combination and previously provided to NSAM and Colony, unless otherwise required by the independent auditors of New Polaris.

For the avoidance of doubt, (i) you will continue to be provided benefits pursuant to Section 2(g) of the Employment Agreement, except that the plans of New Polaris will be substituted for the plans of NSAM and (ii) New Polaris shall provide you with indemnification and director and officer insurance pursuant to Section 2(f) of the Employment Agreement that in each case is the same as the protection and insurance available to New Polaris’s officers and directors, including the Executive Chairman, from time to time following the Closing.  You acknowledge that you understand that the waivers and other provisions set forth in this letter agreement amend the Employment Agreement and the other plans and agreements (including any applicable equity award agreements or bonus award notices) under which you have rights and obligations and satisfy any requirements for you to approve and agree to any amendment or modification to the Employment Agreement and other plans and agreements (including any applicable equity award agreements or bonus award notices).  You further acknowledge that: (i) this letter agreement is executed voluntarily and without any duress or undue influence on the part or on behalf of NSAM or any of its affiliates; (ii) this entire letter agreement is written in a manner calculated to be understood by you; and (iii) you are fully aware of the legal and binding effect of this letter agreement.

In the event that New Polaris fails to grant the Replacement Award, pay accumulated dividends or vest any equity awards each in accordance with the terms hereof, and such breach continues after fifteen (15) days written notice and an opportunity to cure, then the forfeiture of amounts hereunder that would have been payable to you as a result of a termination without Cause immediately upon a Change of Control in accordance with the terms of the Employment Agreement as in effect prior to this letter agreement shall immediately be reinstated and payable to you, in addition to any other rights and remedies you may have in law or in equity.

The foregoing represents a legally binding commitment of the parties hereto. The parties may finalize additional documentation in forms to be mutually agreed to reflect the above; provided, however, that if no additional documentation with respect to the matters set forth herein is entered into, this letter agreement shall continue in full force and effect. It is expected that following the date of this letter agreement and prior to the Closing Date you will enter into an employment or consulting agreement with New Polaris on mutually agreeable terms governing the terms of your post-Closing Date service, including your location, pursuant to which you will provide transition services reasonably assigned to you by New Polaris relating to your prior role at NSAM on a short-term basis for up to one year following the Closing Date.  Should New Polaris determine at any time to terminate your service, you and New Polaris agree to provide each other a mutual general release of claims in such form as reasonably requested by New Polaris.  For the avoidance of doubt, in the event that you and New Polaris do not enter into such an employment or consulting agreement, your rights and benefits pursuant to this letter agreement shall remain unaffected.

NSAM and/or New Polaris shall promptly pay or reimburse you for reasonable costs and expenses, including, without limitation, reasonable attorneys’ fees, incurred by you in connection with this letter agreement and any related arrangements, including, without limitation, the review, negotiation, drafting and execution of this letter agreement and any related arrangements and the letter agreements and any related arrangements of Messrs. Hamamoto, Lieberman and Gilbert and Ms. Hess; provided, that in no event shall such reimbursable costs and expenses exceed $150,000 in the aggregate. NSAM or New Polaris shall reimburse you for such fees within thirty (30) business days following your submission(s) of the documentation evidencing the fees.

The provisions of Section 15 of the Employment Agreement (relating to Section 409A of the Code) shall apply to payments under this letter agreement.

This letter agreement will be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be entirely performed within such State.  This letter agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.  In the event of any conflict between the Employment Agreement and this letter agreement, this letter agreement shall govern.  This letter agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same letter agreement.  Any disputes under this letter agreement shall be governed by the dispute resolution provisions of Section 14(a) of the Employment Agreement.

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Please sign below to indicate your acknowledgment and acceptance of the terms of this letter agreement.

Very truly yours,

NORTHSTAR ASSET MANAGEMENT GROUP INC.

By:	/s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Executive Vice President,
General Counsel and Secretary

Agreed to and acknowledged
as of the 2nd day of June, 2016:

/s/ Albert Tylis
Albert Tylis

[Executive Letter Agreement Signature Page – Albert Tylis]

Agreed to and acknowledged by NorthStar Realty Finance Corp.

By:	/s/ Jonathan A. Langer
Name:	Jonathan A. Langer
Title:	Chief Executive Officer

[Executive Letter Agreement Signature Page – Albert Tylis]

ANNEX A —PERFORMANCE-BASED EQUITY AWARDS

NSAM 2014 Performance Award — 45,271 shares of NSAM common stock

NSAM 2015 Performance Award — 62,958 shares of NSAM common stock

NSAM 2016 Performance Award (to be granted immediately following December 31, 2016) — 30,953 shares of NSAM common stock

NSAM Absolute TSR Spin-Off Award — 159,700 shares of NSAM common stock

NSAM Relative TSR Spin-Off Award — 286,214 shares of NSAM common stock

NRF 2014 Performance Award — 27,881 shares of NRF common stock

NRF 2015 Performance Award — 36,833 shares of NRF common stock

NRF 2016 Performance Award (to be granted immediately following December 31, 2016) — 21,660 shares of NRF common stock

NRE 2014 Performance Award — 9,293 shares of NRE common stock

NRE 2015 Performance Award — 12,277 shares of NRE common stock

NRE 2016 Performance Award (to be granted immediately following December 31, 2016) — 8,681 shares of NRE common stock